Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and their related notes that appear elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended July 31, 2021 filed with the Securities and Exchange Commission on December 9, 2021 (the “2021 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The information in this report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the 2021 Form 20-F under the section titled “Risk Factors” and in other parts of the 2021 Form 20-F. In this report, we refer to ATIF Holdings Limited as “we,” “us,” “our,” the “Company” or “ATIF.” The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Overview

We are a consulting company offering financial consulting services to small and medium-sized enterprise customers. Our goal is to become an international financial consulting company with clients and offices globally. Since our inception in 2015, we have primarily focused on helping clients going public on the OTC markets and exchanges in the United States (U.S.), but we are in the process of expanding our service to listing clients on domestic exchanges in China as well as the Hong Kong Stock Exchange.

On January 29, 2021, the Company completed a disposition of 51.2% of the equity interest of LGC. The Company sold all of its shares of LGC to Jiang Bo, Jiang Tao and Wang Di (collectively, the “Buyers”) in exchange for (i) 5,555,548 ordinary shares of the Company owned by the Buyers and (ii) payment by the Buyers in the amount of $2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023.

On February 3, 2021, we closed termination of our variable interest entity (“VIE”) agreements with Qianhai Asia Times (Shenzhen) International Financial Services Co., Ltd. (“Qianhai”) and its shareholders. As of the date of this report, we do not, and do not plan to use variable interest entities to execute our business plan or to conduct our China-based operations. Qianhai transferred all of its China-based business and employees to Huaya Consultant (Shenzhen) Co., Ltd. (“Huaya”) before termination of the VIE agreements. The termination of the VIE agreements did not cause material impairment of our long-lived assets (primarily including fixed assets such as office furniture and equipment and automobile) because all of the fixed assets have been transferred to our PRC subsidiary Huaya upon termination of the VIE agreements and there were no assets held for sale or disposal. The termination of the Qianhai VIE agreements does not represent a strategic shift that has (or will have) a major effect on the Company’s operations because our consulting service business as originally undertook by Qianhai has been transferred to Huaya and ATIF Inc. to serve the clients located in China and U.S. respectively. The termination of the VIE agreements did not cause any regulatory penalties or non-compete agreements. As a result, management concluded that the termination of the Qianhai VIE agreements is not deemed to be a discontinued operation of our consulting service business.

On February 16, 2021, ATIF-1, LP (“ATIF LP”) was established as a private equity fund through our indirectly-wholly owned subsidiary, ATIF-1 GP, LLC (“ATIF GP”), a Delaware limited liability company, as the general partner. We own 39.47% limited partner interest in ATIF LP. The investment strategy of the fund involves directional long and short investments in equity securities, primarily issued by U.S. large capitalization companies, and American Depositary Receipts (“ADRs”) related to Chinese companies of various sizes, including private companies. The investment manager for the fund is ATIF Inc. ATIF LP manages approximately $3.8 million and $4.8 million assets under management (“AUM”) as of January 31, 2022 and July 31, 2021, respectively. For the six months ended January 31, 2022, one of the limited partners of ATIF LP withdrew the investment of $1.0 million. In addition, the Company also paid investment gain of $107,845 to the limited partner, which was recorded as a reduction of non-controlling interest.

On August 12, 2021, our Board of Directors approved a reverse stock split (the “Reverse Split”) of our issued and outstanding ordinary shares, par value $0.001 per share, at a ratio of 5-for-1 so that every five (5) shares of US$0.001 par value in issue on the date of the Reverse Split was combined into one (1) share of US$0.005 par value. Shareholders otherwise entitled to receive a fractional share as a result of the reverse stock split will receive a whole share in lieu of such factional share, as relevant. Both before and after completion of the Reverse Split, the Company is and will be authorized to issue 100,000,000,000 ordinary shares of US$0.001 par value each. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares was reduced from 45,806,952 ordinary shares of US$0.001 par value each to approximately 9,161,390 ordinary shares of par value $0.005 per share. On August 23, 2021, we amended our Memorandum of Association and Articles of Association in connection with our five-for-one reverse stock split to amend the par value back to $0.001 per ordinary share. Our ordinary shares, as adjusted per the Reverse Split, began trading on the Nasdaq Capital Market on August 30, 2021. References to our ordinary shares below have been adjusted to give effect to the Reverse Split.

Our financial consulting services

We launched our consulting services in 2015. Our aim was to assist these Chinese enterprises by filling the gaps and forming a bridge between PRC companies and overseas markets and exchanges. We have a team of qualified and experienced personnel with legal, regulatory, and language expertise in several overseas jurisdictions. Our services are designed to help SMEs in China achieve their goal of becoming public companies. We create a going public strategy for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. Since our inception and up to the date of this report, we have successfully helped three Chinese enterprises to be quoted on the U.S. OTC markets and are currently assisting our other clients in their respective going public efforts. All of our current and past clients have been Chinese companies, and we plan to expand our operations to other countries, such as United States, Canada and Mexico, by 2022.

For the six months ended January 31, 2022 and 2021, we provided going public consulting services to one and two customers, respectively. The low volume of consulting services was due to the recent intense tariff issues between the U.S. and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets. As a result, an increasing number of Chinese companies are putting off or slowing down their plans for U.S. listings due to these uncertainties

Our total revenue generated from consulting services amounted to $524,155 and $949,690 for the six months ended January 31, 2022 and 2021, respectively.

Key Factors that Affect Operating Results

The trade disputes between China and the United States has negatively impacted our business.

During the past two years, the U.S. government has, among other actions, imposed new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by imposing new or higher tariffs on specified products imported from the United States. The uncertainties arising from the trade disputes between China and the United States negatively impacted our potential customers’ confidence to go public through IPOs in the United States during the six months ended January 31, 2022 and 2021. As a result, both the number of our new going public consulting service customers and our going public consulting service revenue decreased during the six months ended January 31, 2022 and 2021.

Our business success depends on our ability to acquire customers effectively.

Our customer acquisition channels primarily include our sales and marketing campaigns and existing customer referrals. In order to acquire customers, we have made significant efforts in building mutually beneficial long-term relationships with local government, academic institutions, and local business associations. In addition, we also market our consulting services through social media, such as WeChat or Weibo. If any of our current customer acquisition channels becomes less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new customers in a cost-effective manner or convert potential customers into active customers or even lose our existing customers to our competitors. To the extent that our current customer acquisition and retention efforts become less effective, our service revenue may be significantly impacted, which would have a significant adverse effect on our revenues, financial condition, and results of operations.

Our consulting business faces strong market competition.

We are currently facing intense market competition. Some of our current or potential competitors have significantly more financial, technical, marketing, and other resources than we do and may be able to devote greater resources to the development, promotion, and support of their customer acquisition and retention channels. In light of the low barriers to entry in the financial consulting industry, we expect more players to enter this market and increase the level of competition. Our ability to differentiate our services from other competitors will have significant impact on our business growth in the future.

Changes in PRC regulatory environment may impact our business and results of operations.

The regulatory environment for the financial consulting industry in China is evolving. Recently, many local governments have established various subsidization schemes and policies to stimulate and encourage local business enterprises to go public, and this may stimulate the growth of more financial consulting firms to become new players given the low barrier of entry into the financial consulting industry as well. As more players enter into the competition, PRC governmental authorities may publish and promulgate various new laws and rules to regulate the financial consulting marketplace. We have been closely tracking the development and implementation of new rules and regulations likely to affect us. We will continue to ensure timely compliance with any new rules and regulations and believe that such timely compliance is essential to our growth. To the extent that we may be required to adapt our operations to new laws and regulations, our operating costs may increase which will impact our profitability.

Our business depends on our ability to attract and retain key personnel.

We rely heavily on the expertise and leadership of our directors and officers to maintain our core competence. Under their leadership, we have been able to achieve rapid expansion and significant growth since our inception in 2015. As our business scope increases, we expect to continue to invest significant resources in hiring and retaining a deep talent pool of financial consultancy professionals. Our ability to sustain our growth will depend on our ability to attract qualified personnel and retain our current staff.

A. Operating Results

Comparison of Operation Results for the Six Months Ended January 31, 2022 and 2021

The following table summarizes the results of our operations for the six months ended January 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended January 31,		Changes
	2022	2021	Amount Increase (Decrease)	Percentage Increase (Decrease)
	(unaudited)	(unaudited)
Revenues	$524,155	$949,690	$(425,535)	(45)%

Operating expenses:
Selling expenses	134,203	227,188	(92,985)	(41)%
General and administrative expenses	1,796,165	2,419,523	(623,358)	(26)%
Total operating expenses	1,930,368	2,646,711	(716,343)	(27)%

Loss from operations	(1,406,213)	(1,697,021)	290,808	(17)%

Other income (expenses):
Interest income, net	52	188	(136)	(72)%
Other expenses, net	(53,604)	(53,877)	273	(1)%
(Loss) Gain from investment in trading securities	(793,929)	394,430	(1,188,359)	(301)%
Total other (expense) income, net	(847,481)	340,741	(1,188,222)	(349)%

Loss before income taxes	(2,253,694)	(1,356,280)	(897,414)	66%

Income tax benefits	-	-	-	0%
Net loss from continuing operations	(2,253,694)	(1,356,280)	(897,414)	66%

Net loss from discontinued operations, net of income taxes	-	(6,625,898)	6,625,898	(100)%

Net loss	$(2,253,694)	$(7,982,178)	$5,728,484	(72)%

Revenues. We primarily generated revenues from consulting services. Our total revenue decreased by $425,535, or 45%, to $524,155 for the six months ended January 31, 2022, from $949,690 for the six months ended January 31, 2021. For the six months ended January 31, 2022 and 2021, we provided going public consulting services to one and two customers, respectively.

The low volume in consulting services was mainly caused by changes of market conditions and financial health of our customers affected by the outbreak and spread of COVID-19. Furthermore, due to the recent intense tariff issues between the U.S. and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets, an increasing number of Chinese companies are putting off or slowing down their plans for U.S. listings due to these uncertainties. As a result, our potential customers’ perception and confidence to go public through initial public offerings (“IPOs”) in the United States has been negatively impacted.

We established new branch offices in Hong Kong and the United States in 2020 to increase our exposure. We also plan to hire more specialized and talented employees in order to provide better services to our customers in the future. We believe our competitive strengths, including but not limited to, highly qualified professional service team with extensive experience in going public and consulting services, recognition and reputation of our services achieved from our previous success helping our clients going public, established long-term professional relationships with a group of well-known third-party professional providers both domestically and in the U.S., and established long-term cooperation relationships with local chambers of commerce and associations, will help us develop more customers for our consulting services to generate increased revenue in the long run.

Selling expenses. Our selling expenses primarily consisted of outsourced service fees charged by third-party service providers, business development expenses, referral commissions, salary and welfare expenses of our business development team, and business travel expenses.

Selling expenses decreased by $92,985, or 41%, from $227,188 for the six months ended January 31, 2021 to $134,203 for the six months ended January 31, 2022. The decrease in our selling expenses was primarily due to our termination of VIE agreements with Qianhai in February 2021, and we thus incurred less payroll and welfare expenses for sales persons for the six months ended January 31, 2022. In addition, our outsourced professional service fees also decreased because we did not engage outsourced professionals to perform due diligence work on potential customers for the six months ended January 31, 2022.

General and administrative expenses. Our general and administrative expenses primarily consisted of salary and welfare expenses of management and administrative team, office expenses, operating lease expenses, bad debt expense and professional fees such as audit and legal fees. Our general and administrative expenses decreased by $623,358, or 26%, from $2,419,523 for the six months ended January 31, 2021 to $1,796,165 for the six months ended January 31, 2022. The decrease in our general and administrative expenses was primarily due to a decrease of $608,031 in amortization expenses on intangible assets identified in acquisition of LGC. With the disposal of LGC in January 31, 2021, the Company fully impaired of the intangible assets and no amortization expenses were recognized.

(Loss) Gain from investment in trading securities. (Loss) gain from investments in trading securities represented unrealized gains from investment in trading securities, which was measured at market price. For the six months ended January 31, 2022 and 2021, the Company had a loss from investment in trading securities of $793,929 and a gain from investment int trading securities of $394,430, respectively.

Income taxes. Our parent company ATIF was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, ATIF is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

ATIF HK is subject to Hong Kong profits tax at a rate of 16.5%. However, they did not have any assessable profits arising in or derived from Hong Kong for the six months ended January 31, 2022 and 2021, and accordingly no provision for Hong Kong profits tax had been made in these periods.

Huaya was incorporated in the PRC. Under the Income Tax Laws of the PRC, Huaya is subject to income tax at a rate of 10% under the preferential tax treatment to Smaller-scale Taxpayers.

Income tax expenses were $nil and $nil for the six months ended January 31, 2022 and 2021, which was mainly due to net operating loss carried-forwards.

Net loss from discontinued operations, net of income taxes. During the six months ended January 31, 2021, the net loss from discontinued operations was comprised of a net loss of $1,142,160 from discontinued operations of LGC and a loss of $5,483, 738 from disposal of the discontinued operations of LGC.

For details of our discontinued operations, please refer to Note 5 to our unaudited condensed consolidated financial statements.

Net loss. As a result of the foregoing, net loss was $2,253,694 for the six months ended January 31, 2022, representing a decrease of $5,728,484 from net loss of $7,982,178 in the six months ended January 31, 2021.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, working capital loans from our major shareholders, proceeds from our initial public offering, and equity financing through public offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

Liquidity and Going concern

For the six months ended January 31, 2022 and 2021, the Company reported net loss from continuing operations of approximately $2,253,694 and $1,356,280, respectively. In assessing the Company’s ability to continue as a going concern, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments.

As of January 31, 2022, we had cash and cash equivalents of $3,719,278 and short-term investment in trading securities of $2,437,994, which are highly liquid at our discretion. On the other hand, we had current liabilities of $2,563,968. Based on our financial position as of January 31, 2022, the management believes that we will continue as a going concern in the following 12 months.

Currently, the Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from equity financings. In October 2021, the Company raised proceeds of $1.1 million from exercise of warrants to purchase 389,955 of its ordinary shares by warrant holders who subscribed for ordinary shares in the registered direct offering which closed in November 2020.

The unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash, and cash equivalents are denominated in RMB. Due to the PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars, we may have difficulty distributing any dividends outside of China.

We have not declared nor paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our restricted net assets as of January 31, 2022.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operations.

The following table sets forth summary of our cash flows for the six months ended January 31, 2022 and 2021:

	For the six months ended January 31,
	2022	2021
	(unaudited)	(unaudited)
Net cash provided by (used in) operating activities	$328,160	$(1,113,239)
Net cash used in investing activities	(2,094,308)	(1,244,404)
Net cash (used in) provided by financing activities	(39,642)	3,634,686
Effect of exchange rate changes on cash	(71,672)	57,187
Net (decrease) increase in cash	(1,877,462)	1,334,230
Cash, beginning of period	5,596,740	428,258
Cash, end of period	$3,719,278	$1,762,488

Operating Activities

Net cash provided by operating activities was $328,160 for the six months ended January 31, 2022 were all from continuing operations. Net cash used in operating activities from continuing operations mainly derived from (i) net loss of $2,253,694 for the six months ended January 31, 2022, adjusted for noncash depreciation and amortization expenses of $102,751 and loss from investments in trading securities of $793,929, and (ii) net changes in our operating assets and liabilities, principally comprising of an increase of $1,442,409 in accrued expenses and other current liabilities as we ordered investments in trading securities through security accounts but the broker cleared our accounts in February 2022, and an increase of $236,084 in prepaid expenses and other current assets as a result of collections.

Net cash used in operating activities was $1,113,239 for the six months ended January 31, 2021, comprised of net cash used in operating activities from continuing operations and discontinued operations of $1,010,203 and $103,036, respectively. Net cash used in operating activities from continuing operations mainly derived from (i) net loss of $1,356,280 from continuing operations for the six months ended January 31, 2021, adjusted for noncash depreciation and amortization expenses of $733,359 and gains from investment in trading securities of $394,430, and (ii) net changes in our operating assets and liabilities, principally comprising of an increase of $228,151 in accounts receivable as we completed consulting services with one of our customers in January 2021 with outstanding balance of $237,141 due from the customer, and an increase of $74,706 in accrued expenses and other current liabilities as we accrued legal and consulting expense for pending arbitration and legal proceeding case with Boustead Securities, LLC.

Investing Activities

Net cash used in investing activities amounted to $2,094,308 for the six months ended January 31, 2022, which primarily included the investments of $2,365,989 in trading securities, partially offset by proceeds of $276,821 from disposal of two vehicles.

Net cash used in investing activities amounted to $1,244,404 for the six months ended January 31, 2021, which primarily included the purchase of property and equipment of $25,236 and investment of $2,437,946 in trading securities, net of cash of $1,225,105 collected from redemption of life insurance arrangement, and net cash used in investing activities in discontinued operations of $6,327.

Financing Activities

Net cash used in financing activities was $39,642 the six months ended January 31, 2022, attributable to payment of $1,000,000 and $107,845 to a limited partner of ATIF LP, as withdrawal of investment and investment gain, partially offset by proceeds of $1,068,203 in relation to exercise of warrants by investors who subscribed for ordinary shares offered in registered direct offering which closed in November 2020.

Net cash provided by financing activities was $3,634,686 the six months ended January 31, 2021, attributable to proceeds of $3,545,000 raised in registered direct offering in November 2020, and cash provided by financing activities from discontinued operations of $89,686.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended January 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the six months ended January 31, 2022 and 2021, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Critical Accounting Estimate

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

Valuation allowance for deferred tax assets

We account for income taxes using the liability method in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect when the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

We operate through our subsidiaries. The valuation allowance is considered on an individual entity basis. As of January 31, 2022 and July 31, 2021, valuation allowances on deferred tax assets are provided because we believe that it is more-likely-than-not that certain of the subsidiaries will not be able to generate sufficient taxable income in the near future, to realize the deferred tax assets carried-forwards.

As of January 31, 2022 and July 31, 2021, the total valuation allowance for deferred tax assets was $997,378 and $769,267, respectively.

Uncertain tax position

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. we recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. As of January 31, 2022 and July 31, 2021, we did not have any significant unrecognized uncertain tax positions.

Fair value of trading securities

We measured our trading securities, which consisted of certain publicly-listed equity securities through various open market transactions, at market value. We reported a loss of $793,929 and a gain of $394,430 from investments in trading securities for the six months ended January 31, 2022 and 2021, respectively.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.